VATECH

03 AUG 25 AM 7:21

TELEFAX

[redacted]

03029462

An: To:	SEC	Datum: Date:	22.08.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Press ReleaseFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

dlw 8/25

VA TECH

VA TECH WABAG

PRESS RELEASE

New order success for VA TECH WABAG India

Chennai Metropolitan Water Supply and Sewerage Board (CMWSSB) awarded VA TECH WABAG India with two contracts – total order value of more than 10 EUR m– for design, engineering, supply, construction, erection and operation of sewage treatment plants at Perungudi and Kodungaiyur in Chennai (former Madras), India's fourth largest city.

One contract concerns the replacement of an old plant in Perungudi, which is in very bad condition. The new plant is designed for a capacity of 54,000 m^3/d and it will completely replace the existing facility by February 2005. Only two sludge digester units will be rehabilitated and integrated with the new facility. In Kondugaiyur there are already two plants (80,000 m^3/d each) and next to them a new one with a capacity of 110,000 m^3/d will be built.

In both cases the process scheme consists of inlet chamber, screens, grit chamber, primary clarification, conventional activated sludge units, final clarification, sludge pumping station, sludge thickening, digesters with gas storage, sludge dewatering by centrifuge including centrate treatment and finally the effluent pumping station. The biogas produced is used for power generation to run the plant. The contract also comprises of plant operation and maintenance (O&M) for 10 years after completion. "The main benefit for our client is the minimal dependency on the electricity board for operational power", says Rajiv Mittal, head of the Indian operation.

Beside the profound know how and the optimised design it was the good relationship with the client that secured these two orders for VA TECH WABAG India, which are at the same time the largest O&M projects for the company so far. Because of the long-lasting relationship they have also received an additional order for sewage pumping station at T Nagar.

"Having been active in the Indian water market since 1996, these contracts make us the market leader in the sewage treatment business in Southern India and fortify our position as market leader this country in general", underlines Mr. Mittal the importance of these projects for VA TECH WABAG India.

+++2003-08-22

For further information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 50-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com

VATECH

VA TECH WABAG is an international systems supplier with a complete range of water and wastewater treatment technologies and a global network of business units. In 2002, VA TECH WABAG achieved sales of EUR 275 m with a work force of about 800 employees.
All press releases of VA TECH WABAG as well as VA TECH can be downloaded on their homepages www.wabag.com and www.vatech.at respectively. They can also be ordered via an automatic info service.

For further information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 50-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com